UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 13 October, 2010

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	13th October 2010

Proposed Disposal of the M&T Shareholding

Completion of Public Offering of Contingent Mandatorily Exchangeable Notes

DUBLIN, Ireland (13 October 2010) - Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] has completed a public offering in the United States of contingent mandatorily exchangeable notes ("Notes") exchangeable (subject to AIB shareholder approval and certain other conditions) for the shares of common stock of M&T Bank Corporation ("M&T") ("M&T Shares") currently owned by AIB. AIB sold 26,700,000 Notes at US$77.50 per Note.

Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. acted as underwriters and joint bookrunning managers for the Notes offering.

For further information, please contact:

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

The contents of this announcement should not be construed as legal, business, financial, tax, investment or other professional advice.

Morgan Stanley & Co. Limited and AIB Corporate Finance Limited ("AIB Corporate Finance") are acting as joint financial advisers to AIB in relation to AIB's disposal of its M&T shares. In addition, Morgan Stanley & Co. Limited and Morgan Stanley & Co. International plc are acting as sponsor and corporate broker, respectively, in connection with the disposal.

Morgan Stanley & Co. Limited and Morgan Stanley & Co. International plc (together, "Morgan Stanley") are acting in the aforementioned capacities for AIB and no one else in connection with the disposal and will not regard any other person (whether or not a recipient of this announcement) as Morgan Stanley's client in relation to the disposal and will not be responsible to anyone other than AIB for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the disposal or any other matter referred to in this announcement.

Citigroup Global Markets Inc. is acting exclusively for AIB and no one else in connection with the disposal and will not regard any other person (whether or not a recipient of this announcement) as its client in relation to the disposal and will not be responsible to anyone other than AIB for providing the protections afforded to clients of Citigroup Global Markets Inc. or for providing advice in relation to the disposal or any other matter referred to in this announcement.

AIB Corporate Finance is acting exclusively for AIB and no one else in connection with the disposal and will not regard any other person (whether or not a recipient of this announcement) as its client in relation to the disposal and will not be responsible to anyone other than AIB for providing the protections afforded to clients of AIB Corporate Finance or for providing advice in relation to the disposal or any other matter referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on Morgan Stanley or AIB Corporate Finance by the Listing Rules, neither Morgan Stanley nor AIB Corporate Finance accepts any responsibility whatsoever and makes no representation or warranty, express or implied, for the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by AIB, or on AIB's behalf, or by Morgan Stanley or AIB Corporate Finance, or on Morgan Stanley's or AIB Corporate Finance's behalf, in connection with AIB, the Shareholding, M&T or the disposal, and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Each of Morgan Stanley and AIB Corporate Finance accordingly disclaims to the fullest extent permitted by law and under the Listing Rules all and any responsibility and liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this document and any such statement.

None of the Minister for Finance, the Department of Finance, the Irish Government, the National Treasury Management Agency, the National Pensions Reserve Fund Commission or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser of any such person (each such person, a "Relevant Person") accepts any responsibility whatsoever or makes any representation or warranty, express or implied, for the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by AIB, or on AIB's behalf, or by Morgan Stanley or AIB Corporate Finance, or on Morgan Stanley's or AIB Corporate Finance's behalf, or by any Relevant Person or on any Relevant Person's behalf in connection with AIB, the Shareholding, M&T or the disposal, and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Each Relevant Person accordingly disclaims to the fullest extent permitted by law and under the Listing Rules all and any responsibility and liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this document and any such statement.

This announcement contains "forward-looking statements", within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended) regarding the belief or current expectations of AIB, AIB's Directors and other members of its senior management about AIB's business, and the transaction described in this announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements.

The forward-looking statements speak only as of the date of this announcement. Except as required by the Financial Regulator, the Irish Stock Exchange, the FSA, the London Stock Exchange plc or applicable law, AIB does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this announcement or incorporated by reference to reflect any change in AIB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 13 October, 2010

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.